Companhia Brasileira de Distribuição

Authorized Capital Publicly-Held Company
Corporate Tax Registry (CNPJ/MF) 47.508.411/0001-56

Call Notice for
General Extraordinary Meeting

The shareholders’ of Companhia Brasileira de Distribuição are invited to meet in the Company’s head office, located at Avenida Brigadeiro Luiz Antonio, 3142, in the city of São Paulo, for the General Extraordinary Meeting to be held on August 16, 2005, 6 pm, in order to deliberate on the following Agenda:

a)     ratify the execution of a Technical Assistance Agreement entered into by and between the Company and Casino Guichard Perrachon, shareholder Segisor’s holding company, pursuant to a decision of the Board of Directors, dated as of July 21, 2005

b)     elect a new member of the Board of Directors of the Company.

According to Article 3 of Instruction CVM 165/91, amended by the Instruction CVM 282/98, the minimum stake in the voting capital required to request the adoption of multiple ballots is 5%.

Copies of the Technical Assistance Agreement and the Management Proposal related to this Agenda are available for all shareholders in the Company’s head Office and in the São Paulo Stock Exchange, in compliance to articles 124 and 135 of the Law 6404/76.

São Paulo, July, 29, 2005

Abilio dos Santos Diniz
Chairman of the Board of Directors